EXHIBIT 12.1

Chemical Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

The following table shows the ratio of earnings to fixed charges for Chemical Financial Corporation, on a consolidated basis:

	Three Months Ended March 31,	Years Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013	2012

Ratio of Earnings to Fixed Charges (1):
Excluding Interest on Deposits	15.09	21.33	43.19	105.82	100.64	42.20
Including Interest on Deposits	5.55	5.94	7.75	6.93	5.58	4.05

(1)
For purposes of computing the ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on borrowings and long-term debt, including/excluding interest on deposits, and one-third of rental expense, which the Company considers representative of the interest factor.

	Three Months Ended March 31,	Years Ended December 31,
(Dollars in thousands)	2017	2016	2015	2014	2013	2012

Earnings:
Income before income taxes	$59,861	$150,138	$123,830	$89,621	$81,108	$71,808
Fixed charges:
Interest on deposits	8,916	23,021	15,406	14,254	16,883	21,782
Interest on borrowings and long-term debt	3,883	6,277	2,375	456	531	1,431
Rent expense interest factor	366	1,109	560	399	283	312
(1/3 of rent)
Total fixed charges:	$13,165	$30,407	$18,341	$15,109	$17,697	$23,525

Including interest on deposits	5.55	5.94	7.75	6.93	5.58	4.05
Excluding interest on deposits	15.09	21.33	43.19	105.82	100.64	42.20